Mailstop 3233
                                                           October 29, 2018

Via E-mail
Mr. Thomas E. O'Hern
Senior Executive Vice President and Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

       Re:      The Macerich Company
                Form 10-K
                Filed February 23, 2018
                File No. 001-12504

Dear Mr. O'Hern:

        We have reviewed your October 4, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.
Unless we note otherwise, our references to prior comments are to comments in our September
19, 2018 letter.

Form 10-K for the year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Management's Overview and Summary, page 42

Comparison of years ended December 31, 2017 and 2016, page 50

1. We have considered your response to our prior comment one. Please address the following with respect to tenant bankruptcies and other store closings. Please provide the information requested separately for tenant bankruptcies and other store closings:
        Please tell us the gross number of tenant bankruptcies and store closings during 2016,
           2017 and year to date 2018 and the gross number of stores affected. Mr. Thomas E. O'Hern
The Macerich Company
October 29, 2018
Page 2

          Please tell us the gross leasable area of stores affected by tenant bankruptcy and store closings.
          Please provide us with an analysis of the gross amount of lost rent as a result of tenant bankruptcies and store closings from the date of lease termination or bankruptcy through the original lease termination date for each future annual period impacted.

       You may contact Peter McPhun at 202-551-3581 or me at 202-551-3438 with any questions.


                                                            Sincerely,

                                                            /s/ Robert F.
Telewicz, Jr.

                                                            Robert F. Telewicz
Jr.
                                                            Branch Chief
                                                            Office of Real
Estate and
                                                            Commodities